AMENDMENT NO. 1

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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[ ] Definitive Proxy Statement

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[ ] Soliciting Material under Rule 14a-12

CORRECTIONS CORPORATION OFAMERICA
(Name of Registrant as Specified In Its Charter)

Filed by Alex Friedmann
(Name of Person(s) Filing Proxy Statement if Other than the Registrant)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of the Registrant:

CORRECTIONS CORPORATION OFAMERICA

2.	Name of person relying on exemption:

ALEX FRIEDMANN

3.	Address of person relying on exemption:

5331 Mt. View Road #130, Antioch, TN 37013

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

IMPORTANT – PLEASE READ!

CONCERNING YOUR SHARES IN CORRECTIONS CORP. OF AMERICA (CXW)

This correspondence concerns your ownership of shares in Corrections Corporation of America (NYSE: CXW), and a shareholder resolution that is included in CCA’s proxy materials. This is a statement IN SUPPORT of the resolution, and is being sent to those stockholders who have authorized electronic delivery of proxy materials pursuant to applicable SEC rules.

The shareholder resolution included in CCA’s proxy materials is a first in U.S. corporate history; it would require CCA to issue biannual (twice-a-year) reports on the Company’s efforts to reduce incidents of prisoner rape and sexual abuse at the Company’s correctional facilities. A copy of the shareholder resolution and supporting statement is included with this correspondence.

My name is Alex Friedmann and I am employed with the Human Rights Defense Center. I am the proponent of the shareholder resolution, which was introduced to address the problem of rape and sexual abuse at CCA-operated facilities. I urge you to vote FOR the resolution.

Nor am I alone. Beyond the Human Rights Defense Center, a number of national organizations have expressed their support for this shareholder resolution, including the following:

•	National Center on Domestic and Sexual Violence
•	National Organization for Women
•	National Council of Women’s Organizations
•	Justice Fellowship
•	National Center for Transgender Equality
•	Citizens United for the Rehabilitation of Errants (CURE)
•	National Lawyers Guild
•	Detention Watch Network
•	Partnership for Safety and Justice
•	Justice Policy Institute
•	Enlace (an alliance of worker centers, unions and community organizations)

The Company’s Board of Directors, however, has recommended that stockholders vote against the resolution. CCA also filed a no-action letter with the SEC in an unsuccessful attempt to have the resolution excluded from the Company’s proxy materials. The following article discusses the shareholder resolution and CCA’s objection to same in greater detail:

www.guardian.co.uk/commentisfree/cifamerica/2012/mar/01/shareholder-crusade-prison-rape

In this correspondence I will briefly explain why you should vote FOR this resolution, and how CCA has failed to provide complete information in its opposition statement included in the proxy materials you have received. The resolution will be formally presented at the Company’s next annual shareholder meeting in May 2012, but you are encouraged to vote on the resolution before the meeting by returning your proxy card according to the applicable rules.

NOTE:  IF YOU GRANT YOUR PROXY TO CCA’s BOARD OF DIRECTORS, YOUR VOTE WILL BE AGAINST THIS RESOLUTION.  THEREFORE, I URGE YOU NOT TO GRANT YOUR PROXY TO THE COMPANY.

Admittedly I am opposed to the concept of incarcerating people for the purpose of generating corporate profit, as I believe there is an inherent conflict between the goals of ensuring public safety and rehabilitating prisoners in the public sector versus the primary goal of generating profit in the private sector by companies such as CCA. I reached this conclusion based on 15 years of research into the private prison industry as well as my own empirical experience as a former prisoner who was incarcerated at a CCA facility in the 1990s.

Regardless of my personal opinions regarding prison privatization, so long as CCA operates correctional facilities the Company has a moral obligation to ensure that it takes steps to reduce incidents of rape and sexual abuse of prisoners, particularly by the Company’s employees. There have been numerous cases in which CCA employees have raped or sexually abused prisoners, resulting in lawsuits, negative publicity and female inmates being removed from CCA prisons – which is problematic in terms of both public policy concerns and shareholder risk.

Some of those cases are detailed in the Private Corrections Institute policy brief that is included with this correspondence. I serve as president of the Private Corrections Institute, in a voluntary and uncompensated capacity. The policy brief demonstrates why prisoner rape and sexual abuse is an issue of concern in private prisons and why this shareholder resolution is needed.

CCA thinks otherwise, and in its opposition statement says the Company is already undertaking efforts to reduce incidents of prisoner rape and sexual abuse. If that is true, then CCA should not object to issuing reports that describe those efforts – but CCA does object. The resolution also would require CCA to produce statistical data on the number of incidents of sexual abuse at each of its prisons during each reporting period. This would help to gauge the effectiveness of CCA’s efforts to reduce such incidents. If CCA’s efforts to reduce prisoner rape and sexual abuse are effectual, then the Company should not object to reporting such data – but CCA does object.

I submit that stockholders who invest in the Company have a moral obligation to ensure that CCA is in fact taking action to reduce incidents of prisoner rape and sexual abuse, and that such actions are effective. This necessarily requires reporting by the Company, which is precisely what the shareholder resolution calls for – and precisely what CCA objects to.

The problem of prisoner rape and sexual abuse is widespread but underreported. According to a 2010 report by the U.S. Department of Justice, there were an estimated 88,500 incidents of sexual victimization self-reported by inmates in U.S. prisons and jails, both public and privately-operated, based on a 2008-2009 survey. Recognizing the seriousness of this problem, Congress passed the Prison Rape Elimination Act (PREA) in 2003; however, the PREA standards have not yet been promulgated by the U.S. Attorney’s Office.

In regard to CCA’s opposition statement included in the Company’s proxy materials, CCA did not provide complete information. For example, the Company noted that CCA’s former general counsel was a member of the National Prison Rape Elimination Commission. While that is true, CCA did not mention that the Company’s former general counsel, Gustavus A. Puryear IV, had failed to attend fully half of the Commission’s meetings.

Further, CCA did not mention in its opposition statement that a 2008 U.S. Department of Justice report found that a CCA-operated jail, the Torrance County Detention Center in New Mexico, had the highest rate of sexual victimization among 282 jails surveyed, with a rate four times the national average. The Company did not mention that the States of Hawaii and Kentucky had removed all of their female inmates from CCA’s Otter Creek Correctional Center in Kentucky in 2009 following a sex scandal in which numerous female inmates were sexually abused by CCA employees. This was despite CCA’s “zero tolerance” approach to prisoner sexual abuse.

The Company also stated that it had “initiated dialogue” regarding this shareholder resolution. However, CCA’s proposed “compromise” consisted of an offer to issue reports once instead of twice a year, with the reports containing data for only a “sampling” of the Company’s facilities rather than all of its prisons. In my view this was not a good-faith offer by CCA, as it defeated the primary goal of the resolution: To require the Company to produce regular reports and data on its efforts to reduce prisoner rape and sexual abuse at all of its facilities.

Lastly, CCA mentioned a “self-serving” press release that I had issued regarding the shareholder resolution, but then failed to provide a link to that press release. The press release is available at the following link, and you can judge for yourself whether it is any more or less self-serving than the Company’s opposition statement included in its proxy materials:

www.prweb.com/releases/2012/2/prweb9203574.htm

While CCA portrays the shareholder resolution as the work of an anti-private prison activist, the Company fails to note – as stated above – that a number of national organizations have expressed their support for this resolution, including the National Center on Domestic and Sexual Violence, the National Organization for Women and Justice Fellowship, among others.

For the above reasons, and because both CCA and the Company’s stockholders have a moral obligation to ensure that CCA is in fact undertaking efforts to reduce incidents of prisoner rape and sexual abuse at the Company’s facilities, I ask that you vote FOR the shareholder resolution included in CCA’s proxy materials.

If you have any questions concerning this shareholder resolution or would like additional information, please contact me directly. Thank you for your time and attention;

Sincerely,

Alex Friedmann
Human Rights Defense Center
5331 Mt. View Road #130
Antioch, TN 37013
(615) 495-6568
stein919@gmail.com

“All that is necessary for the triumph of evil is that good men do nothing.” – Edmund Burke

Note: The cost of this solicitation is being borne entirely by the resolution’s proponent, Alex Friedmann, via electronic delivery. This solicitation is not requesting your proxy. Do not send your proxy card to the above address; return it to Corrections Corporation of America.

February 2012

POLICY BRIEF

PRISONER RAPE AND SEXUAL ABUSE IN PRIVATE PRISONS

Introduction

Rape and sexual abuse of prisoners is an unfortunate reality at all correctional facilities, both public and private. However, some research, as well as high-profile incidents and litigation, indicates that sexual abuse may be more prevalent at privately-run prisons and jails.

This may be due to the business model of the private prison industry, which includes cutting costs, particularly in the area of staffing, in order to generate profit. As a consequence, privately-operated facilities historically have had higher staff turnover rates than in the public sector. For example, a December 2008 Senate Committee on Criminal Justice report to the Texas legislature found that “During FY 2008 the correctional officer turnover rate at the seven private prisons was 90 percent (60 percent for the five privately-operated state jails), which in either case is higher than the 24 percent turnover rate for [state] correctional officers during FY 2008.” Higher turnover rates contribute to understaffing at private facilities. For example, New Mexico fined GEO Group $1.1 million in 2011 for understaffing the company’s Lea County Correctional Facility; the staff vacancy rate was over 20% for 12 of the 14 months studied.

Privately-run facilities with high staff turnover and understaffing rates may experience higher rates of sexual misconduct, as they have fewer experienced staff and lower staff-per-prisoner ratios, which result in less effective oversight and monitoring of the inmate population.

Research

An August 2007 report by the U.S. Department of Justice, Bureau of Justice Statistics, titled “Sexual Violence Reported by Correctional Authorities, 2006,” included data on sexual violence reported at all state prison systems, 344 local jails and 46 privately-operated prisons and jails. The study found that private facilities had a rate of sexual violence of 1.91 incidents per 1,000 prisoner population in 2006, compared with a rate of 1.50 in federal prisons and 3.75 in state prisons. Thus, privately-operated facilities had a reported rate of sexual violence higher than federal prisons but lower than state prisons.

A June 2008 report by the U.S. Department of Justice, Bureau of Justice Statistics, titled “Sexual Victimization in Local Jails Reported by Inmates, 2007,” found that of the 282 jails surveyed, the Torrance County Detention Facility in New Mexico, operated by Corrections Corporation of America (CCA), had the highest rate of sexual victimization. In Torrance County, 13.4% of the prisoners surveyed reported an incident of sexual victimization – a rate more than four times the national average of 3.2%. Torrance County also had the highest reported rate of staff-on-inmate sexual victimization, at 7.0%, compared with a national average of 2.0%. CCA officials appeared before the Review Panel on Prison Rape on September 30, 2008 to discuss the jail’s excessively high rate of sexual victimization.

Notable Incidents

On March 30, 2012, the U.S. Department of Justice, Civil Rights Division, issued a report on the Walnut Grove Youth Correctional Facility in Mississippi, operated by the GEO Group, Inc. The report found, among other serious problems, that employees at the privately-operated facility were “deliberately indifferent to staff sexual misconduct and inappropriate behavior with youth. Further, staff fails to report allegations of staff sexual abuse to supervisors and State officials, as required by law.” The report further stated, “During our investigation, we found that staff sexual misconduct with youth in their custody occurred on a monthly basis, at a minimum,” and the facility had a “pervasive level of brazen staff sexual misconduct….”

In 2009, the State of Hawaii removed all of its female prisoners from CCA’s Otter Creek Correctional Center in Kentucky following a sex scandal in which at least six CCA employees were charged with rape or sexual misconduct, including the facility’s chaplain. The State of Kentucky also removed its female prisoners, replacing them with male inmates. According to news reports, CCA had failed to report at least one incident involving staff sexual misconduct. The number of reported sexual assaults at Otter Creek in 2007 was four times higher than at the state-run Kentucky Correctional Institution for Women. The sexual misconduct at Otter Creek resulted in a number of lawsuits filed against CCA; in at least one case, CCA moved to dismiss the lawsuit by claiming a female prisoner who had been sexually abused had not filed a formal grievance with prison staff concerning the alleged incident.

Notable Litigation

In October 2011, the ACLU filed a class-action federal lawsuit against CCA on behalf of three female immigration detainees who were sexually abused at the company’s T. Don Hutto Family Residential Center in Texas by CCA guard Donald Dunn. Dunn had pleaded guilty to federal charges of deprivation of the civil rights of a person in custody; he admitted touching female immigration detainees “in a sexual manner” between December 2009 and May 2010, when he transported them to a bus station or airport terminal in a prison van. He was sentenced to ten months in federal prison. The lawsuit states that although CCA was required to follow ICE rules that specified a female guard must accompany female prisoners, Dunn was repeatedly allowed to transport the women he victimized without another guard present.

On February 16, 2012, a federal jury in New Mexico awarded $3 million to three female inmates who were raped by Anthony Townes, a guard at the Camino Nuevo Women’s Correctional Facility in 2007, which was operated by CCA at the time. The jury held CCA liable for negligent supervision, and punitive damages were awarded against both Townes and CCA. Townes had previously been convicted of rape and sentenced to 18 years in prison.

On December 5, 2011, the ACLU filed suit on behalf of former prisoner Tanya Guzman-Martinez, a transgender woman who was held at CCA’s Eloy Detention Center in Arizona when she was sexually abused by CCA guard Justin Manford, who masturbated into a cup and then “demanded that she ingest his ejaculated semen.” Manford was charged in June 2010 with attempted unlawful sexual contact. The federal lawsuit also accuses CCA of failing to protect Guzman-Martinez from a second sexual assault by another prisoner.

TransCor, a subsidiary of CCA, agreed to pay $5 million in 2002 to settle a lawsuit filed by two prisoners, Cheryl Schoenfeld and Annette Jones, who were sexually abused by two TransCor guards. One of the guards, Michael Jerome Edwards, forced Schoenfeld to expose her breasts and perform oral sex, and penetrated her vaginally with a flashlight and gun barrel. Three other prisoners testified that Edwards pulled over and threatened to shoot them, saying he would claim they were trying to escape. Edwards had been accused of sexually assaulting a female prisoner he transported a month earlier, but CCA claimed it had “misfiled” a complaint filed by that prisoner. Edwards was convicted of sexual assault and sentenced to 12 years.

Prison Litigation Reform Act

The Prison Rape Elimination Act (PREA) was enacted by Congress in 2003 with the laudable goal of reducing incidents of prisoner rape and sexual abuse. Proposed PREA standards were developed by the National Prison Rape Elimination Commission in 2009, but have not yet been promulgated by the U.S. Attorney’s Office. Although PREA contains some language related to its applicability to privately-operated facilities, there is no direct enforcement mechanism to ensure compliance with the standards by private prison companies. States that fail to comply with the standards face the loss of 5% of their federal prison funding; however, there is no comparable sanction for privately-operated facilities.

CCA’s general counsel, Gus A. Puryear IV, was a commissioner on the National Prison Rape Elimination Commission, but missed half of the Commission’s eight public hearings.

The Private Corrections Institute (PCI) is a non-profit citizen watchdog organization that works to educate the public about the significant dangers and pitfalls associated with the privatization of correctional services. PCI maintains an online collection of news reports and other resources related to the private prison industry, and holds the position that for-profit prisons have no place in a free and democratic society. For more information: www.privateci.org.

SHAREHOLDER RESOLUTION

RESOLVED:  That the stockholders of Corrections Corp. of America (“Company”) request that the Board of Directors (“Board”) report to the Company’s stockholders on a bi-annual basis, beginning within ninety days after the 2012 annual meeting of stockholders, excluding proprietary and personal information, on the Board’s oversight of the Company’s efforts to reduce incidents of rape and sexual abuse of prisoners housed in facilities operated by the Company.  The reports should describe the Board’s oversight of the Company’s response to incidents of rape and sexual abuse at the Company’s facilities, including statistical data by facility regarding all such incidents during each reporting period.

Supporting Statement:

In 2003, Congress enacted the Prison Rape Elimination Act (PREA) to address the problem of rape and sexual abuse of inmates.

In adopting PREA, Congress found that prison rape is a significant public policy issue, stating, “Prison rape endangers the public safety by making brutalized inmates more likely to commit crimes when they are released....Victims of prison rape suffer severe physical and psychological effects that hinder their ability to integrate into the community...upon their release from prison.”

Although final PREA standards have not been issued by the Department of Justice, the Company has stated its “level of focus on inmate sexual abuse has been voluntary and ongoing” and its “practices, policies and procedures are in compliance and reflect best practices.”1

Nonetheless, incidents of sexual abuse at facilities operated by the Company continue to occur, demonstrating that the important public policy goal of eliminating sexual abuse of prisoners has not been achieved by the Company.

In a 2008 report, the Justice Department found that the Torrance County Detention Facility, operated by the Company, had the highest rate of sexual victimization among those surveyed.2  In October 2011 the ACLU of Texas filed a class-action lawsuit against the Company, alleging that immigrant detainees were sexually assaulted by a CCA employee at the Company’s T. Don. Hutto facility.3

Two states, Kentucky and Hawaii, removed their female prisoners from the Company’s Otter Creek facility following a sex scandal involving Company employees.4  Also, the Company has faced litigation as a result of rape and sexual abuse of prisoners, resulting in legal expenses and negative publicity.5

In light of the ongoing occurrence of rape and sexual abuse at the Company’s facilities, stockholders have valid concerns that the Board needs to provide greater oversight of the Company’s efforts to reduce rape and sexual abuse of prisoners.  A failure by the Company to adequately address this issue, and the negative publicity, loss of business and litigation that results, constitutes a risk to the Company and a threat to shareholder value.

Reports to stockholders on the Board’s oversight of efforts by the Company to eliminate incidents of rape and sexual abuse will provide transparency, reduce risk to the Company and stockholders, increase investor confidence and further the important public policy goal of reducing sexual abuse of prisoners.

Shareholders are urged to vote FOR this resolution.

________________________
1	http://www.insidecca.com/cca-source/cca-prea-always-aware-staying-vigilant
2	http://bjs.ojp.usdoj.gov/index.cfm?ty=pbdetail&iid=1148
3	http://www.aclutx.org/2011/10/19/aclu-of-texas-sues-ice-officials-williamson-county-and-cca-for-sexual-assault-of-immigrant-women
4	http://www.nytimes.com/2009/08/26/us/26kentucky.html
5	www.lex18.com/news/kentucky-inmate-sues-cca-claims-sexual-assault